

August 16, 2010

Chen Ruofei
Chief Financial Officer
China Interactive Education, Inc.
Block C, Zhennan Road, South District
Zhongshan City, Guangdong Province
People's Republic of China

> **Re:** **China Interactive Education, Inc.**
> **Item 4.01 Form 8-K**
> **Filed August 12, 2010**
> **File No. 333-134287**

Dear Mr. Ruofei:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Item 4.01 Form 8-K Filed August 12, 2010

1. We note that your Form 10-K for the year ended December 31, 2009 included an audit opinion on the financial statements of China Interactive Education, Inc. as of and for the year ended December 31, 2009 signed by AGCA, Inc. We also note that the report included an audit opinion on the financial statements of MenQ Technology Group Limited, a subsidiary, as of and for the year ended December 31, 2008 signed by AGCA CPA Limited. Given that you have presented financial statements for China Interactive Education, Inc. as of and for the years ended December 31, 2009 and December 31, 2008, please explain to us why you believe you have provided appropriate audit opinions in accordance with Article 3 of Regulation S-X.

2.   As noted above, we note that you provided an audit opinion on the financial statements of MenQ Technology Group Limited as of and for the year ended December 31, 2008 signed by AGCA CPA Limited. Please explain to us whether AGCA, Inc. and AGCA CPA Limited are the same firm or related firms and, if so, how they are related. Please also explain to us why you disclosed that AGCA only reported on your financial statements as of and for the year ended December 31, 2009 and why your disclosures throughout the current report on Form 8-K only relate to that year as opposed to the two most recent fiscal years as required by Item 304 of Regulation S-K. Please revise your disclosures as necessary.

3.   If you file an amendment to your current report on Form 8-K, please file an updated letter from AGCA as an exhibit to the amendment in accordance with Items 304(a)(3) and 601(b)(16) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lisa Sellars at 202-551-3348 if you have questions. In her absence you may contact me at (202) 551-3344.

Sincerely,

William H. Thompson
Accounting Branch Chief